Filed by Kite Realty Group Trust
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Inland Diversified Real Estate Trust, Inc.
Commission File No. 000-53945

KITE REALTY GROUP TRUST

ANNOUNCES MERGER EXCHANGE RATIO

INDIANAPOLIS, IN, June 19, 2014 — Kite Realty Group Trust (NYSE:KRG) (“Kite Realty”) announced today the final exchange ratio calculated pursuant to the agreement and plan of merger dated February 9, 2014 (the “Merger Agreement”), by and among Kite Realty, KRG Magellan, LLC, a wholly owned subsidiary of Kite Realty (“Merger Sub”), and Inland Diversified Real Estate Trust, Inc. (“Inland Diversified”), pursuant to which Inland Diversified will merge with and into Merger Sub in a stock-for-stock merger (the “Merger”).

If the Merger is completed pursuant to the Merger Agreement, each share of common stock of Inland Diversified outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive 1.707 Kite Realty common shares. The value of any fractional interests of Kite Realty common shares to which a holder of Inland Diversified common stock would otherwise be entitled will be paid in cash. Following completion of the Merger, the combined company will retain the name “Kite Realty Group Trust” and will continue to trade on the New York Stock Exchange under the symbol “KRG.”

Inland Diversified’s special stockholder meeting to approve the Merger and the other transactions contemplated by the merger agreement will be held on June 24, 2014. Kite Realty’s special shareholder meeting to approve the issuance of Kite Realty common shares in the Merger and an amendment to Kite Realty’s Articles of Amendment and Restatement of Declaration of Trust to increase the number of authorized Kite Realty common shares also will be held on June 24, 2014.

The Merger currently is expected to close on or after July 1, 2014, if the approval of shareholders of both companies is obtained and other customary closing conditions are satisfied.

About Kite Realty

Kite Realty is a full-service, vertically integrated real estate investment trust engaged in the ownership, operation, management, leasing, acquisition, construction, redevelopment and development of neighborhood and community shopping centers in selected markets in the United States. At March 31, 2014, Kite Realty owned interests in a portfolio of 68 operating and redevelopment properties totaling approximately 11.8 million square feet and two properties currently under development totaling 0.7 million square feet.  For more information, please visit the company’s website at www.kiterealty.com.

CONTACT:	Kite Realty Group Trust
Daniel R. Sink, Executive Vice President and CFO
317-577-5600
dsink@kiterealty.com

Forward-Looking Statements

Certain statements in this press release that are not in the present or past tense or that discuss the expectations of Kite Realty (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Kite Realty and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of Kite Realty, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting Kite Realty, Inland Diversified or the combined company will be those anticipated by Kite Realty or Inland Diversified. Examples of forward-looking statements include expectations as to the timing of the closing of this transaction and the anticipated property and security dispositions intended to be made by Kite Realty and Inland Diversified, estimated cash capitalization rates, anticipated G&A and operating synergies, the anticipated impact of the merger on net debt ratios, credit ratings, cost of capital, projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of Kite Realty or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate Kite’s proposed acquisition of Inland Diversified and the timing of the closing of the propose other risks and uncertainties detailed from time to time in Kite Realty’s or Inland Diversified’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Kite Realty does not undertake to update forward-looking statements except as may be required by law.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Kite Realty has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Kite Realty and Inland Diversified that also constitutes a prospectus of Kite Realty, which joint proxy statement has been mailed or otherwise disseminated to Kite Realty and Inland Diversified shareholders. Kite Realty and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Kite Realty and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Kite Realty with the SEC will be available free of charge on Kite Realty’s website at www.kiterealty.com or by contacting Kite Investor Relations at 317-577-5600 or by sending a written request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204. Copies of the documents filed by Inland Diversified with the SEC will be available free of charge on Inland Diversified’s website at www.inlanddiversified.com.

Kite Realty and Inland Diversified and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Kite Realty’s executive officers and directors in Kite Realty’s definitive proxy statement filed with the SEC on April 8, 2014. You can find information about Inland Diversified’s executive officers and directors in Inland Diversified’s definitive proxy statement filed with the SEC on April 16, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Kite Realty or Inland Diversified using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.